TELEFONOS DE MEXICO, S.A. DE C.V.

November 14, 2002

COPY OF THE DOCUMENT SENT TO:

Mr. Jorge Familiar Calderon

Vice President of Stock Market Supervision

National Securities Commission

Insurgentes Sur 1971, Torre Norte, 10th floor

01020 Mexico D.F.

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

Dear Mr. Familiar Calderon:

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on November 14, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 920,000 class "L" shares of Telmex at an aggregate price of $14,514,400.00 and 43,200 class "A" shares of Telmex at an aggregate price of $663,960.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

________________________________________________________________________________________

TELEFONOS DE MEXICO, S.A. DE C.V.

November 13, 2002

COPY OF THE DOCUMENT SENT TO:

Mr. Jorge Familiar Calderon

Vice President of Stock Market Supervision

National Securities Commission

Insurgentes Sur 1971, Torre Norte, 10th floor

01020 Mexico D.F.

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

Dear Mr. Familiar Calderon:

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on November 13, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 935,000 class "L" shares of Telmex at an aggregate price of $14,694,950.00 and 25,400 class "A" shares of Telmex at an aggregate price of $390,416.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

________________________________________________________________________________________

TELEFONOS DE MEXICO, S.A. DE C.V.

November 12, 2002

COPY OF THE DOCUMENT SENT TO:

Mr. Jorge Familiar Calderon

Vice President of Stock Market Supervision

National Securities Commission

Insurgentes Sur 1971, Torre Norte, 10th floor

01020 Mexico D.F.

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

Dear Mr. Familiar Calderon:

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on November 12, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 930,000 class "L" shares of Telmex at an aggregate price of $14,781,542.00 and 200 class "A" shares of Telmex at an aggregate price of $3,090.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

________________________________________________________________________________________

TELEFONOS DE MEXICO, S.A. DE C.V.

November 11, 2002

COPY OF THE DOCUMENT SENT TO:

Mr. Jorge Familiar Calderon

Vice President of Stock Market Supervision

National Securities Commission

Insurgentes Sur 1971, Torre Norte, 10th floor

01020 Mexico D.F.

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

Dear Mr. Familiar Calderon:

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on November 11, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 945,000 class "L" shares of Telmex at an aggregate price of $14,948,841.00 and 100,000 class "A" shares of Telmex at an aggregate price of $1,551,000.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

________________________________________________________________________________________

TELEFONOS DE MEXICO, S.A. DE C.V.

November 8, 2002

COPY OF THE DOCUMENT SENT TO:

Mr. Jorge Familiar Calderon

Vice President of Stock Market Supervision

National Securities Commission

Insurgentes Sur 1971, Torre Norte, 10th floor

01020 Mexico D.F.

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

Dear Mr. Familiar Calderon:

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on November 8, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 948,000 class "L" shares of Telmex at an aggregate price of $15,114,677.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

________________________________________________________________________________________